GIANT OIL & GAS INC.
                             246 STEWART GREEN S.W.
                                   SUITE 4010
                            CALGARY, ALBERTA T3H 3C8
                                     CANADA

                                                              December 9, 2005

BY FACSIMILE AND EDGAR

Securities and Exchange Commission
Station Place
100 F St. NE
Washington, DC 20549

         Re:      Giant Oil & Gas Inc.
                  Registration Statement on Form F-1, as amended
                  Registration No. 333-125381

Ladies and Gentlemen:

          Giant Oil & Gas Inc. (the "Company") hereby withdraws its request filed by it with the Securities and Exchange Commission (the "Commission") on December 1, 2005, for the acceleration of the above-referenced Registration Statement (the "December 1 Acceleration Request"). Accordingly, the December 1 Acceleration Request is hereby terminated, void, and of no further force or effect. The Company is making such withdrawal on the grounds that the Commission has informed the Company that the December 1 Acceleration Request lacks certain certifications required to be made by the Company's officers and directors. The Commission has advised the Company to withdraw the December 1 Acceleration Request and to file a new request containing the proper certifications.

         Pursuant to the Commissions instructions and in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby requests that the Registration Statement described above be accelerated so that it will become effective at 5:00 p.m. on December 12, 2005, or as soon as practicable thereafter. In connection with such request, the undersigned, being the sole officers and directors of the Company, hereby acknowledge the following:

         1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

         2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

         3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 569-9629.

                                    Very truly yours,

                                    Giant Oil & Gas Inc.


                                    /s/ Robert Coale____________
                                    Robert Coale
                                    Directer, Chairman, President and Chief
                                    Executive Officer, Chief Operating Officer,
                                    and Secretary

                                    /s/ Donald Neal_______________
                                    Donald Neal
                                    Director and Vice President


                                    /s/ Duncan Budge
                                    Duncan Budge
                                    Director